UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 0-17493
CUSIP NUMBER 107083 10 7

(Check One) ☒  Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q
☐ Form N-SAR   ☐ Form N-CSR

For the Period Ended June 30, 2008.

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended ________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:	BRENDAN TECHNOLOGIES, INC.

Former Name if Applicable:	N/A.

Address of Principal	2236 Rutherford Road, Suite 107
Executive Office:	Carlsbad, California 92008

PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) (i) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date.

(c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The registrant’s independent registered public accounting firm, Farber Hass Hurly LLP (“FHH”) is currently reviewing the Registrants’s financial statements for the year ended June 30, 2008. Delays have been encourntered as a result of reviewing potential subsequent financings of the Registrant. We believe that the subject Annual Report will be available for filing on or before October 13, 2008.

PART IV - OTHER INFORMATION

(1) Name and address of person to contact in regard to this
notification:

Lowell W. Giffhorn, CFO
2236 Rutherford Road, Suite 107
Carlsbad, CA 92008
Telephone: (760) 929-7500

(2) Have all other periodic reports required under Section 13 or
15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment
Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes   ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes   ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

BRENDAN TECHNOLOGIES, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: 09/29/08	By /s/ LOWELL W. GIFFHORN
Lowell W. Giffhorn
CFO